Exhibit (e)(11)

Excerpts from NRG Energy, Incs Definitive Proxy Statements on Schedule 14A relating to the 2009 Annual meeting of Stockholders as filed with the SEC on June 16, 2009.

Review, Approval or Ratification of Transactions with Related Persons

The Board has adopted written policies and procedures to address potential or actual conflicts of interest and the appearance that decisions are based on considerations other than the best interests of NRG that may arise in connection with transactions with certain persons or entities (the “Policy”). The Policy operates in conjunction with NRG’s Code of Conduct and is applicable to all transactions, arrangements or relationships in which: (a) the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year; (b) the Company is a participant; and (c) any Related Person (as that term is defined in Item 404 under Regulation S-K of the Securities Act of 1933, as amended) has or will have a direct or indirect interest (a “Related Person Transaction”).

A Related Person Transaction is subject to review and approval or ratification by the Governance and Nominating Committee. If the aggregate amount involved is expected to be less than $500,000, the transaction may be approved or ratified by the Chair of the Committee. As part of its review of each Related Person Transaction, the Governance and Nominating Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than the terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the transaction. This Policy also provides that certain transactions, based on their nature and/or monetary amount, are deemed to be pre-approved or ratified by the Committee and do not require separate approval or ratification.

Transactions involving ongoing relationships with a Related Person will be reviewed and assessed at least annually by the Committee to ensure that such Related Person Transactions remain appropriate and in compliance with the Committee’s guidelines. The Committee’s activities with respect to the review and approval or ratification of all Related Person Transactions are reported periodically to the Board of Directors.

There were no Related Person Transactions for the year ended December 31, 2008.

VOTING STOCK OWNERSHIP OF DIRECTORS, NAMED EXECUTIVE OFFICERS,
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information concerning beneficial ownership of the Company’s Common Stock as of June 15, 2009, for: (a) each director and the nominees for director; (b) named executive officers set forth in the Summary Compensation Table; and (c) the directors and executive officers as a group. For each person known to the Company to own more than five percent of the Company’s Common Stock, the information provided is as of the date of their most recent filing with the SEC. None of the directors, nominees for director or named executive officers own any of the Company’s preferred stock, and the Company is not aware of any person who owns more than five percent of the Company’s preferred stock. Unless otherwise indicated, each person has sole investment and voting power with respect to the shares set forth in the following table.

Except as noted below, the address of the beneficial owners is NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

	Percent of
Name of Beneficial Owner	Class**	Common Stock(1)

David Crane	*	1,796,820	(2)
Robert C. Flexon	*	333,440	(3)
Kevin T. Howell	*	280,452	(4)
J. Andrew Murphy	*	66,326	(5)
Clint C. Freeland		23,298	(6)
Howard E. Cosgrove	*	66,891	(7)
Kirbyjon H. Caldwell	*	8,798	(8)
John F. Chlebowski	*	33,893	(8)
Lawrence S. Coben	*	39,601	(9)
Stephen L. Cropper	*	33,175	(10)
William E. Hantke	*	6,768	(11)
Paul W. Hobby	*	16,427
Gerald Luterman	*	8,995	(8)
Kathleen McGinty	*	8,399	(8)
Anne C. Schaumburg	*	18,928	(8)
Herbert H. Tate	*	24,172	(12)
Thomas H. Weidemeyer	*	28,664	(13)
Walter R. Young	*	48,990
All Directors and Executive Officers (26 people)	1.1%	3,148,706	(14)
FMR LLC	9.9%	23,316,571	(15)
82 Devonshire Street Boston, Massachusetts 02109
Janus Capital Management LLC	9.1%	21,126,269	(16)
151 Detroit Street Denver, Colorado 80206
Massachusetts Financial Services Company	5.8%	13,605,732	(17)
500 Boylston Street Boston, Massachusetts 02116
Prudential Financial, Inc.	5.2%	12,042,871	(18)
751 Broad Street Newark, New Jersey 07102-3777
Solus Alternative Asset Management LP	6.0%	14,025,000	(19)
430 Park Avenue, 9th Floor New York, New York 10022
T. Rowe Price Associates, Inc.	9.1%	21,512,091	(20)
100 E. Pratt Street Baltimore, Maryland 21202

*	Less than one percent of outstanding Common Stock.

**	Percentage ownership of 5%+ stockholders is provided as of December 31, 2008.

(1)	The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any: (a) shares to which such person or entity has sole or shared voting power or investment power and (b) shares that such person or entity has the right to acquire within 60 days through the exercise of stock options or similar rights. Unless otherwise indicated, each person or entity has sole investment and voting power (or such person shares such powers with his or her spouse) with respect to the shares set forth in the table above.

(2)	Includes 1,562,416 shares that may be acquired at or within 60 days of June 15, 2009, pursuant to the exercise of options. Mr. Crane also owns 38,142 deferred stock units (“DSUs”). Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock. Mr. Crane will receive one such share of Common Stock for each deferred stock unit he owns six months from the date of his termination of employment with NRG.

(3)	Includes 243,930 shares that may be acquired at or within 60 days of June 15, 2009, pursuant to the exercise of options. Mr. Flexon also owns 11,360 DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock. Mr. Flexon will receive one such share of Common Stock for each deferred stock unit he owns six months from the date of his termination of employment with NRG.

(4)	Includes 56,730 shares that may be acquired at or within 60 days of June 15, 2009, pursuant to the exercise of options.

(5)	Includes 64,797 shares that may be acquired at or within 60 days of June 15, 2009, pursuant to the exercise of options.

(6)	Includes 18,298 shares that may be acquired at or within 60 days of June 15, 2009, pursuant to the exercise of options.

(7)	Includes 20,000 shares held by Mr. Cosgrove’s spouse and 46,891 DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Cosgrove ceases to be a member of the Board. Mr. Cosgrove also owns 12,959 DSUs that will be exchanged for shares of NRG’s Common Stock on a one-to-one basis on the following schedule: (i) 5,843 twelve months from the date of termination and (ii) 7,116 twenty-four months from the date of termination.

(8)	Represents DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event the director ceases to be a member of the Board.

(9)	Includes 37,149 DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Coben ceases to be a member of the Board.

(10)	Includes 26,175 DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Cropper ceases to be a member of the Board.

(11)	Mr. Hantke also owns 9,076 DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock. The 4,120 DSUs issued to him will be exchanged for such Common Stock on a one-to-one basis on the following schedule: (i) 1,014 on March 1, 2010; (ii) 1,168 on June 1, 2010; (iii) 1,779 on June 2, 2010, (iv) 423 on June 1, 2011, (v) 1,779 on June 2, 2011, (vi) 1,779 on June 2, 2012 and (vii) 1,134 on June 2, 2013.

(12)	Includes 10,794 DSUs. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Tate ceases to be a member of the Board.

(13)	Includes 26,664 DSUs payable in the event Mr. Weidemeyer ceases to be a member of the Board.

(14)	Consists of the total holdings of directors, named executive officers, and all other executive officers as a group. Includes shares that may be acquired at or within 60 days of June 15, 2009, pursuant to the exercise of options, the vesting of restricted stock units (“RSUs”), or the exchange of DSUs. Each RSU and DSU is equivalent in value to one share of NRG’s Common Stock.

(15)	Based on information set forth in the Schedule 13G/A filed jointly on February 17, 2009 by FMR LLC and Edward C. Johnson 3d. Fidelity Management & Research Company (“Fidelity”) is a wholly owned subsidiary of FMR LLC and as a result of acting as an investment adviser is the beneficial owner of 20,816,307 shares. FMR LLC and Edward C. Johnson 3d each have sole power to dispose of the shares owned by Fidelity. FMR LLC has the sole power to vote 2,794,339 shares, and sole dispositive power over 23,306,571 shares. Edward C. Johnson 3d has sole dispositive power over 23,306,571 shares.

(16)	Based on information set forth in the Schedule 13G/A filed on February 17, 2009 by Janus Capital Management LLC (“Janus”). Janus has a direct ownership stake in INTECH Investment Management and Perkins Investment Management LLC. Due to the ownership structure, Janus may be deemed to have sole dispositive and voting power over 20,646,383 shares and shared voting and dispositive power over 479,886 shares.

(17)	Based upon information set forth in the Schedule 13G/A filed on February 2, 2009 by Massachusetts Financial Services Company (“MFS”), which includes shares beneficially owned by other non-reporting entities as well as MFS.

(18)	Based upon information set forth in the Schedule 13G/A filed on February 6, 2009 by Prudential Financial, Inc. (“Prudential”). Prudential has sole dispositive and voting power over 1,061,800 shares, and shared dispositive and voting power over 10,564,971 shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential indirectly owns 100% of equity interests of Jennison Associates LLC. As a result, Prudential may be deemed to have shared dispositive power over the 11,982,798 shares reported on Jennison’s Schedule 13G filed on February 17, 2009. Jennison does not file jointly with Prudential, as such, shares included in Jennison’s 13G may also be included in the shares reported on the 13G/A filed by Prudential.

(19)	Based upon information set forth in the Schedule 13D filed jointly on February 3, 2009 by Solus Alternative Asset Management LP (“Solus”), Solus GP LLC and Christopher Pucillo (collectively, the “Reporting Persons”). Solus is the investment manager to Sola Ltd (“Sola”) and Solus Core Opportunities Master Market Fund Ltd (“Core”), each of which directly owns shares; Solus GP LLC is the general partner of Solus; and Christopher Pucillo is the managing member of Solus GP LLC. As a result, each of the Reporting Persons may be deemed to have shared voting and dispositive power of the shares held by Core and Sola.

(20)	Based upon information set forth in the Schedule 13G filed on February 12, 2009 by T. Rowe Price Associates, Inc (“T. Rowe”). T. Rowe has the sole power to vote 6,701,555 shares and sole dispositive power over 21,435,291 shares.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement required by Item 402(b) of Regulation S-K with management and, based upon such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee:

Thomas H. Weidemeyer, Chair
John F. Chlebowski
Walter R. Young

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis is focused on our executive compensation program as it relates to NRG’s Named Executive Officers (“NEOs”). The NEOs are the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer serving as executive officers at the end of the 2008 fiscal year. For 2008, our NEOs were:

Name:	2008 Title:

David Crane	President and Chief Executive Officer
Robert C. Flexon	Executive Vice President and Chief Operating Officer
Kevin T. Howell	Executive Vice President and Regional President, Texas
J. Andrew Murphy	Executive Vice President and General Counsel
Clint C. Freeland	Senior Vice President and Chief Financial Officer

From January 1 to March 1, 2008, Mr. Flexon served as Executive Vice President and Chief Financial Officer, Mr. Freeland served as Vice President and Treasurer, and Mr. Howell served as Executive Vice President, Commercial Operations. Mr. Howell also served as Executive Vice President and Chief Administrative Officer during 2008. In February 2009, Mr. Flexon was renamed Chief Financial Officer, Mr. Murphy was named Regional President, Northeast, and Mr. Freeland was named Senior Vice President, Strategy, Financial Structure.

The discussion and analysis below is based on the following outline:

•	the objectives of the executive compensation program at NRG;

•	what the executive compensation program is designed to reward;

•	all elements of compensation provided under the program, including:

•	the reasons why these elements of compensation have been selected;

•	how the amounts of each element are determined; and

•	how and why each element and decision fits into NRG’s overall objectives.

Objectives of NRG’s executive compensation program

The Compensation Committee of the Board, referred to as the Committee for purposes of this CD&A, is responsible for the development and implementation of NRG’s executive compensation program. The objectives of this program are based on the Committee’s philosophy that executive compensation should be aligned with stockholder value and improvements in corporate performance.

These objectives are achieved through the use of both short- and long-term incentives. Therefore, the program strives to effectively use elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities. The intent of NRG’s compensation program is to reward the achievement of the Company’s annual goals and objectives while supporting the Company’s long-term business strategy.

What NRG’s executive compensation program is designed to reward

Stockholder value and corporate performance are realized through the Company’s ongoing business strategy to consistently optimize the value of our generation assets, which results in growth and enhanced financial performance. These results are attained by maintaining and enhancing the Company’s position as a leading wholesale independent power generation company in a cost-effective and risk-mitigating manner. This strategy consists of:

•	pursuing additional growth opportunities at existing sites;

•	increasing value from existing assets;

•	maintaining financial strength and flexibility;

•	positioning the Company’s portfolio for success in a period of increasing environmental constraints, particularly with respect to greenhouse gas emissions;

•	reducing the volatility of cash flows through asset-based commodity hedging activities;

•	positioning the Company to benefit from industry consolidation; and

•	optimizing the Company’s capital allocation strategy, particularly with respect to the return of capital to stockholders.

Our executive compensation program promotes this strategy by:

•	attracting, retaining and rewarding top executive talent;

•	encouraging performance that results in enhanced stockholder value over the long-term and attainment of our business goals and objectives, both financial and non-financial; and

•	rewarding strong individual performance.

2008 Compensation Approved by the Compensation Committee

The table below identifies each element of compensation approved by the Committee and paid or awarded to the NEOs for 2008. Each element is described in more detail throughout the remainder of the CD&A and as part of the Summary Compensation Table on page 66 that was prepared in accordance with SEC rules. The table below is not intended to replace the summary compensation table required by the SEC.

	Base	Annual	Value of		Value of		Value of
	Salary	Incentive	Restricted		Stock		Performance
	Earnings	Payment	Stock Units		Options		Units	Benefits	Total
Named Executive Officer	($)	($)	($)(1)		($)(2)		($)(2)	($)	($)

David Crane	1,097,693	1,923,706	817,862		2,153,414		1,087,401	59,905	7,139,981
Robert C. Flexon	648,154	908,226	564,149		1,431,115		717,053	37,748	4,306,445
Kevin T. Howell	468,846	619,463	478,745	(3)	407,002	(3)	—	38,989	2,013,045
J. Andrew Murphy	419,539	396,857	111,332		287,122		146,550	33,661	1,395,061
Clint C. Freeland	329,462	286,940	113,115		293,909		147,018	16,254	1,186,698

(1)	Reflects the grant date fair value based on the closing share price as reported on the New York Stock Exchange on January 2, 2008 of $42.82 and in the case of Messrs. Flexon, Howell and Freeland the closing share price on March 3, 2008 of $41.63.

(2)	Reflects the grant date fair value as of January 2, 2008. The assumptions made in these valuations are discussed in the Company’s 2008 Form 10-K in Item 15 — Consolidated Financial Statements.

(3)	Represents Phantom Restricted Stock Units and Phantom Non-Qualified Units.

Elements of compensation provided under NRG’s executive compensation program

The Committee is authorized to engage, at the expense of the Company, a compensation consultant to provide independent advice, support, and expertise to support the Committee in overseeing and reviewing the Company’s overall compensation strategy, structure, policies and programs, and to assess whether the Company’s compensation structure establishes appropriate incentives for management and employees.

From 2004 to July 2008, Mercer Consulting provided advice to the Committee. On July 30, 2008, the Committee ended its arrangement with Mercer Consulting and commenced a new relationship with Frederic W. Cook (“Cook”) to assist with executive pay decisions. In their new role, Cook will work with the Committee independent of any Company management to formulate 2009 compensation decisions.

Annually, the Committee reviews all elements of executive compensation individually and in the aggregate against market data for companies with which NRG competes for executive talent. The Committee evaluates NRG’s executive compensation based on competitive market information provided by the consultancies via the development of a “peer group” of 12 to 20 companies. The composition of the peer group is targeted towards publicly-traded, independent power producers and utilities with power generation operations that had revenues of approximately 50% to 200% of NRG’s projected revenue, similar generation capacity, or geographic similarity. Each of these characteristics may not be met for every company in the peer group.

The Committee and management review the composition of the peer group on an annual basis. The Company aims to compare its executive compensation program to a consistent peer group year to year, but given the extremely dynamic nature of the industry and the companies in it, the Company occasionally must alter the list to best represent the Company’s industry peers from one year to the next. For 2008, the peer group consisted of:

2008 Peer Group

AES Corporation (NYSE: AES)
Allegheny Energy, Inc. (NYSE: AYE)
Calpine Corporation (NYSE: CPN)
CenterPoint Energy Inc. (NYSE: CNP)
CMS Energy Corporation (OTC: CMSRL)
Constellation Energy Group (NYSE: CEG)
DTE Energy Company (NYSE: DTE)
Dynegy Inc. (NYSE: DYN)
El Paso Corporation (NYSE: EP)
Mirant Corporation (NYSE: MIR)
PPL Corporation (NYSE: PPL)
Reliant Energy, Inc. (NYSE: RRI)
Sempra Energy (NYSE: SRE)
TXU Corporation (formerly NYSE: TXU)

The various elements of NRG’s executive compensation program for 2008 were benchmarked relative to the compensation provided to executives of this peer group, as well as other published survey data. For the survey analysis, the Committee benchmarked NRG’s NEOs to survey data based on functional job responsibility, using energy industry data where available and supplementing it with general industry data. NRG’s incentive plan design, plan features, and level of participation were also considered during the benchmarking exercise.

In conjunction with the analysis of NRG’s peer group, the Committee aims to emphasize performance-based pay while balancing short- and long-term results through the use of an effective mix of cash, equity and other benefits. By implementing this compensation structure, the Committee believes that the interests of the

Company are aligned with the interests of the stockholders, while continuing to emphasize the achievement of the Company’s business goals and objectives.

Based on the analysis of NRG’s peer group and the Company’s objectives described above, the Committee affirmed the following six components of NRG’s executive compensation program:

•	Base salary;

•	Annual incentive compensation;

•	Long-term incentive compensation, including restricted stock units, non-qualified stock options and performance units;

•	Benefits;

•	Discretionary payments; and

•	Severance and change in control benefits.

For each element, and in the aggregate, NRG targeted reward values for the Company’s NEOs between the median and the 75th percentile based on the results of the competitive analysis for its NEOs for both total cash compensation (base salary plus annual cash incentives) and for total direct compensation (total cash compensation plus expected value of long-term incentives). NRG’s size and complexity has grown relative to the industry, and in recent years, NRG’s financial and operating performance has been above the median with regard to selected financial business measures as well as significant merger and acquisition activity. As a result, our management team has been subject to competitive career opportunities. Accordingly, we currently target pay levels above the median.

Base Salary

Annual base salary is designed to compensate NEOs for their level of experience and continued expectation of superior performance. Base salary is expected to increase year-on-year in relation to market competitiveness and individual performance. Increases in base salary affect other elements of compensation:

•	As base salary increases, the resulting Annual Incentive Plan (“AIP”) dollars will increase (assuming equal percentage participation).

•	NRG’s long term incentive compensation, delivered through the Long Term Incentive Plan (“LTIP”), is awarded as a multiple of base salary. As base salary increases, the value of the equity award increases.

•	Certain life insurance benefits, severance benefits, and change in control benefits are valued as a function of base salary and increase in value commensurate with growth in base salary.

In addition to targeting base salary levels above the median, the base salary recommendations also incorporate the NEO’s individual performance, the general contributions of the NEO to overall corporate performance, and the level of responsibility of the NEO with respect to his or her specific position. In general, in January 2008, base salary levels for NEOs were increased by 5% to 10% to reflect the criteria discussed above. Certain NEOs’ base salary increased by a larger percentage due to a change in the competitive market and as a result of NRG’s desire to retain those executives to support planned succession. Salary increases, in the case of certain NEOs, also reflect the fact that such NEOs simultaneously serve in more than one executive capacity. On occasion, it may become necessary to make adjustments to the salary of an NEO based on exceptional individual performance or due to a change in the competitive market. In addition to the annual salary increase, further adjustments were made for certain NEOs, ranging from 9% to 46%, in March 2008 as part of the management restructuring and promotions that expanded officer responsibilities.

For 2008, the base salary earnings for each NEO were as follows:

Named Executive Officer:	2008 Base Salary Earnings ($):

David Crane	1,097,693
Robert C. Flexon	648,154
Kevin T. Howell	468,846
J. Andrew Murphy	419,539
Clint C. Freeland	329,462

Annual Incentive Compensation

Overview — Annual incentive compensation is designed to compensate NEOs for meeting specific individual and Company goals, and to reward individuals for meeting financial and non-financial goals and objectives established as part of the Company’s annual business plan. Annual incentive compensation is determined as a percentage of each NEO’s annual base salary. The AIP design is based on best practices and market competitiveness as benchmarked with NRG’s peer group.

The AIP is calculated using actual performance results from a weighted percentage of performance criteria. These criteria are chosen to align each NEO’s responsibilities with available quantitative financial measures and qualitative measures that NRG values in the leadership of the business, such as safety, budget control, staff development, and individual performance compared to the Company’s goals. Annually, quantitative and qualitative performance goals are recommended by the NRG Senior Management Team for approval by the Committee. These criteria were chosen as the primary short-term benchmarks with respect to the strategies chosen for attaining the Company’s business objectives of increasing stockholder value and the improvement in corporate performance.

AIP Performance Criteria — The following tables provide the 2008 performance criteria established for the NEOs and, for each NEO, the weight each criterion is given with respect to individual NEO performance. The criteria are used in determining the AIP payment as described in more detail below and are designed to achieve the Company’s primary short-term goals and long-term business objectives, such as maintaining financial strength and stability, reducing the volatility of cash flows, increasing value at existing sites, positioning the Company for success under increasing environmental constraints, and optimizing the Company’s capital allocation strategy.

2008 Performance Criteria

Performance Criteria	Definition

Consolidated Adjusted EBITDA	Net Income before Income Tax, Depreciation, and Amortization — as calculated from NRG’s Statement of Operations as found in Item 15 — Consolidated Financial Statements to the Company’s Annual Report on Form 10-K filed on February 12, 2009, or the 2008 Form 10-K, and as further adjusted for certain non-recurring items

Regional Adjusted EBITDA	Regional Net Income before Income Tax, Depreciation, and Amortization — as calculated from NRG’s Statement of Operations as found in Item 15 — Consolidated Financial Statements to the 2008 Form 10-K, and as further adjusted for certain non-recurring items

Consolidated Adjusted Free Cash Flow	Cash Flow from Operations less Capital Expenditures — as calculated from NRG’s Statement of Cash Flows as found in Item 15 — Consolidated Financial Statements to the 2008 Form 10-K

Performance Criteria	Definition

Corporate Safety/Environmental	Applied safety practices at plant and office locations and qualitative and/or quantitative assessment of environmental compliance and initiatives

“FORNRG” Contributions and Budget Expense Improvement	Continuous improvement initiative to maximize return on invested capital and improve profitability, determined in incremental adjusted EBITDA

Strategic Development/Business Development	Development and dissemination of corporate strategy at Company and regional levels

Staff Development and Retention	Personnel recruitment, education and advancement

Trading and Hedging	Maximizing operating income through the efficient procurement and management of fuel supplies and maintenance services, and the sale of energy, capacity and ancillary services into attractive spot, intermediate and long-term markets

Capital Allocation	Achievement of 2008 objectives and advancement of longer term plan

Control Environment	Achievement of 2008 audit plan as approved by the Company’s Audit Committee, including effective Sarbanes Oxley controls and the advancement of Engineering, Procurement and Construction control framework

Individual Performance/Goal Achievement	Individual Performance versus mutually agreed-upon annual goals plus manner of achieving goals (in accordance with corporate values)

NEO Weighted Performance Criteria (%)

				J. Andrew	Clint C.
Performance Criteria	David Crane	Robert C. Flexon	Kevin T. Howell	Murphy	Freeland

Consolidated Adjusted EBITDA	30.0%	20.0%	15.0%	15.0%	20.0%
Regional Adjusted EBITDA	—	—	15.0%	—	—
Consolidated Adjusted Free Cash Flow	30.0%	20.0%	15.0%	15.0%	20.0%
Corporate Safety/Environmental	10.0%	15.0%	10.0%	—	—
“FORNRG” Contributions and Budget Expense Improvement	—	20.0%	—	15.0%	—
Strategic Development/Business Development	15.0%	—	15.0%	10.0%	10.0%
Staff Development and Retention	15.0%	5.0%	10.0%	15.0%	10.0%
Trading and Hedging	—	20.0%	—	—	—
Capital Allocation	—	—	—	—	10.0%
Control Environment	—	—	—	—	10.0%
Individual Performance/Goal Achievement	—	—	20.0%	30.0%	20.0%

TOTAL:	100.0%	100.0%	100.0%	100.0%	100.0%

AIP Incentive Opportunity — The Chief Executive Officer is accountable for developing the goals for all other NEOs, while the Committee, with input from the Chief Executive Officer, determines the goals for the Chief Executive Officer. These goals are established at the beginning of each fiscal year. For the fiscal year 2008, these goals were reviewed and approved by the Committee on February 25, 2008. Based on the targeted benchmarks for the fiscal year 2008, the target annual incentive opportunity for NEOs ranged from 75% to 100% of base salary and an additional maximum opportunity was established for each NEO ranging from 37.5% to 100% of base salary above the target opportunity. The AIP plan design, as displayed in the table below, is consistent with market practice both in terms of target percentages and range of opportunity.

The threshold, target and maximum incentive opportunities for the NEOs for 2008 were as follows:

Named Executive Officer	Threshold	Target	Maximum

David Crane	50.0%	100.0%	200.0%
Robert C. Flexon	50.0%	100.0%	150.0%
Kevin T. Howell	50.0%	100.0%	150.0%
J. Andrew Murphy	37.5%	75.0%	112.5%
Clint C. Freeland	37.5%	75.0%	112.5%

AIP Targets and Calculation — Payment of the AIP is contingent on attaining the AIP Threshold, which is based on the Company’s Adjusted Free Cash Flow. For fiscal year 2008, the AIP Threshold was set at $700M of Adjusted Free Cash Flow, a level appropriate for an acceptable level of Company financial performance. If the AIP Threshold was not achieved, no annual incentives would have been paid for 2008 performance. If the AIP Threshold is met or exceeded, the annual incentive payment is calculated in two steps:

Step 1: A percentage up to the Target level based on the weight of each performance criterion identified in the table above. If all elements are achieved at the Target level, an NEO will realize Target level participation.

Step 2: A percentage above the Target level based on an equal 50/50 weighting of Adjusted Free Cash Flow and Consolidated Adjusted EBITDA. This second calculation is only performed in the event Adjusted Free Cash Flow or Consolidated Adjusted EBITDA exceeds its respective Target level.

The sum of the two pieces (the Threshold to the Target components (Step 1) + the Target to the Maximum components (Step 2)) equals the incentive earned under the AIP. For fiscal year 2008, the AIP Target was set at $850M of Consolidated Adjusted Free Cash Flow and $2,200M of Consolidated Adjusted EBITDA. Payments above the AIP Target will only be possible if the Adjusted Free Cash Flow or the Consolidated Adjusted EBITDA Targets are surpassed, in which case the NEO is eligible to receive a portion of the incentive opportunity between Target and Maximum.

The AIP Maximum percent payout can only be achieved if the Maximum level of Adjusted Free Cash Flow and Consolidated Adjusted EBITDA are met or surpassed. In the event that these financial performance criteria exceed maximum levels, the NEOs are still capped at their maximum. The Company has established the Maximum at a level that can only be achieved with exceptional Company performance. While the Company strives for this level of performance every year, the Company expects that over time the Maximum level will not be reached a significant percentage of the time. For example, despite very strong Company performance in 2007 and record Company performance in 2008, the Company did not reach the Maximum compensation level in either year.

Results for 2008 AIP — As defined, the Company’s AIP Threshold and AIP Target levels are based on the Company’s audited financial statements. The achievement towards the threshold and targets described in the table above is calculated beginning with the Company’s audited financial statements and is adjusted based on the impact of non-recurring events that may impact Adjusted Free Cash Flow and/or Consolidated Adjusted EBITDA, but have a positive impact on the Company’s business objectives of increasing stockholder value and improving corporate performance. Alternatively, transactions may occur throughout the year that may impact Adjusted Free Cash Flow and/or Consolidated Adjusted EBITDA positively or negatively but were not due to direct Company management. The Committee approved adjustments to ensure the composition of the asset portfolio is consistent with AIP targets. These portfolio adjustments consist of the announcement of the ITISA sale for $43 million and $38 million to increase the calculation of Adjusted Free Cash Flow (“FCF”) and Consolidated Adjusted EBITDA criteria, respectively. The Committee also approved an adjustment to increase the Adjusted Free Cash Flow Target by $147 million to reflect the delay in budgeted environmental capital expenditures due to changes in regulations. The Committee further approved a $267 million reduction in the 2008 Adjusted Free Cash Flow computation to align the cash movements on option premiums with the 2009 settlements of related transactions, along with an increase in 2008 Adjusted Free Cash Flow for $35 million to offset a partial prefunding of the pension trusts for payments due by March 2009. The net impact of these four Adjusted Free Cash Flow adjustments decreased 2008 performance compared to the AIP Target level by $336 million.

Based on the calculations described above, both the Adjusted Free Cash Flow and Consolidated Adjusted EBITDA AIP Targets were exceeded for 2008. The Chief Executive Officer provided documentation to the Committee and the Board regarding the qualitative and quantitative achievement for each NEO. The Committee evaluated the performance of the Chief Executive Officer based on his achievement compared to goals established for him for 2008. Subsequently, the Committee reviewed and approved the annual incentive awards for the NEOs based on individual performance goals along with the Adjusted Free Cash Flow and Consolidated Adjusted EBITDA criteria. Bonus payments were paid after the release of the Company’s audited financial results for 2008. The annual incentives awarded to each of the NEOs for 2008, expressed as a percentage of base salary and in dollars, were as follows:

	Percentage of	Annual Incentive
Named Executive Officer:	Base Salary (%)	Payment ($)

David Crane	175.3%	1,923,706
Robert C. Flexon	140.1%	908,226
Kevin T. Howell	132.1%	619,463
J. Andrew Murphy	94.6%	396,857
Clint C. Freeland	87.1%	286,940

Long-Term Incentive Compensation

The Long-Term Incentive Plan, or LTIP, is designed to align compensation of NEOs with long-term stockholder value. The value of an LTIP award depends exclusively on NRG’s stock price and, in the case of Performance Units, the share price movement over time.

Types of Awards — NRG’s LTIP is comprised of the following types of awards:

•	Non-qualified Stock Option (“NQSOs”) — Each NQSO represents the right to purchase one share of Common Stock at a price equal to the closing market price of the Common Stock on the date of grant. Options vest and become exercisable equally over a three-year vesting schedule and have a term of six years. Grants prior to August 1, 2005 have 10-year terms. Vesting schedules and term lengths for new grants are reviewed periodically by the Committee.

•	Performance Units (“PUs”) — Each PU represents the right to receive a certain number of shares of Common Stock after the completion of three years of service from the date of grant, provided the price per share of the Company’s Common Stock equals or exceeds the target price set under the award as of the date of vesting. The number of shares of Common Stock to be paid as of the vesting date for each performance unit is equal to: (i) one share of Common Stock, if the target price is met; (ii) a prorated amount in between one and two shares of Common Stock, if the target price is exceeded but is less than the maximum price set under the award, and (iii) two shares if the maximum price is met or exceeded. If the target price is not met, no shares will be awarded.

The design of PUs is intended to reward NEOs based on total stockholder return over the three-year vesting period relative to the Company’s total cost of equity over this period. The target price of the award is based on an annual projected cost of equity established at the start of each three-year vesting period. The Committee will approve a target stock price based on a compounding share price growth factor over the vesting period. The maximum share price growth factor represents 150% of the compounded target share price growth factor. PUs granted on January 2, 2008 held a target price of $60.16 per share, which represents an approximate 40% growth rate, and the maximum price of $73.35 per share, which represents an approximate 64% growth rate.

In December 2008, the Committee approved a threshold price for PUs effective for grants starting in January 2009, which represents an approximate 30% growth rate.

•	Restricted Stock Units (“RSUs”) — Each RSU represents the right to receive one share of Common Stock after the completion of three years of service from the date of grant. From time-to-time, the Committee will use alternate RSU vesting periods, but only on an exception-basis, such as for a new-hire with a specific skill set or to serve as an enhanced retention tool.

•	Deferred Stock Units (“DSUs”) — Each deferred stock unit represents the right of a participant to be paid one share of NRG’s Common Stock at the end of a deferral period established under the award by the Committee or elected by the participant under the terms of an award and the tax rules applicable to nonqualified deferred compensation plans under Section 409A of the Code. Unless otherwise provided under an award, during the applicable deferral period, a participant will not have any rights as a stockholder of the Company. However, unless otherwise provided, once the deferral period ends, the participant will be entitled to receive accumulated dividends and distributions with respect to the corresponding number of shares of Common Stock underlying each deferred stock unit. Except in cases of death where DSUs convert immediately to Common Stock, DSUs convert to Common Stock six months following termination. While certain NEOs currently hold DSUs, there have not been any DSUs awarded to an executive officer of the Company since 2005.

Range of LTIP compensation — The aggregate expected value of equity awards granted to each NEO for the fiscal year 2008 was based on a review of the expected value of equity grants made to NEOs in NRG’s peer group, expressed as a percentage of base salary. Mercer Consulting provided equity benchmark data for the peer group and provided recommendations as a percentage of base salary to the Committee. For grants in January 2008, these percentages were 400% of base salary for Mr. Crane, 225% of base salary for Mr. Flexon, 150% of base salary for Mr. Murphy, and 65% of base salary for Mr. Freeland. The Company’s practice is to issue annual equity awards on the first business day of the calendar year. For fiscal year 2008, the grant date was January 2, 2008. The price per share of the Company’s stock on the grant date was $42.82 per share. As part of the management restructuring in March 2008 certain NEOs received additional equity awards equal to 300% of base salary for Mr. Flexon and 150% of base salary for Mr. Freeland. The grant date was March 3, 2008 and the price per share of the Company’s stock on the grant date was $41.63 per share. In lieu of receiving LTIP equity awards, on March 3, 2008 Mr. Howell received a grant of Phantom Non-Qualified Units and Phantom Restricted Stock Units from the Company, each as described below under “Phantom Equity Plan”.

Blended annual allocation — The Company employs a blended allocation of award type, with a heavier weighting to PUs and NQSOs in order to align the NEOs with stockholders through share price appreciation. NQSOs and PUs directly align the NEOs’ interests with the performance of NRG’s Common Stock reflecting the importance of share price appreciation to the Company’s total stockholder return. Allocation of RSUs reflects market trends favoring increased usage of restricted stock over stock options as a retention incentive. The allocation by equity type is reviewed annually by the Committee based on the Company’s overall strategy and existing market best practices.

For fiscal year 2008, the Committee approved equity compensation grants allocated among the types of awards as follows:

•	50 percent of the target expected value in the form of NQSOs;

•	33 percent of the target expected value in the form of PUs; and

•	17 percent of the target expected value in the form of RSUs.

The types of equity awards made to the NEOs in January and March 2008 and the total grant date fair value for such awards are shown below.

Named Executive Officer:	Restricted Stock Units ($)		Non-Qualified Stock Options ($)		Performance Units ($)

David Crane	817,862		2,153,414		1,087,401
Robert C. Flexon	564,149		1,431,115		717,053
Kevin T. Howell	478,745	(1)	407,002	(1)	—
J. Andrew Murphy	111,332		287,122		146,550
Clint C. Freeland	113,115		293,909		147,018

(1)	Represents Phantom Restricted Stock Units and Phantom Non-Qualified Units.

Phantom Equity Plan

As previously disclosed, the Compensation Committee approved, effective March 1, 2008, a cash-based phantom-equity program (the “Phantom Plan”) for Mr. Howell that vests in full for all grants on August 1, 2010. This arrangement is designed to retain Mr. Howell through August 1, 2010, at a minimum, while continuing to align Mr. Howell’s compensation with stockholder value and improvements in corporate performance.

The Phantom Plan contains two elements:

•	Phantom Non-Qualified Units (“PNQUs”) that track the performance of the NRG stock listed on the New York Stock Exchange and reward Mr. Howell in a similar manner as would a Non-Qualified Stock Option granted under the Company’s LTIP. Each of the first and second grants of PNQUs was valued at the time of award, March 3, 2008 and March 3, 2009, at $41.63 and $17.45, respectively. Each valuation price will be compared to the average closing price of the NRG stock for the 20 trading days prior to August 1, 2010. The gain in the stock price (if any) will be multiplied by the number of PNQUs and paid in the form of cash as soon as practicable after August 1, 2010.

•	Phantom Restricted Stock Units (“PRSUs”) will also track the performance of the NRG stock listed on the New York Stock Exchange. A cash award will be made as soon as practicable after August 1, 2010 that reflects the number of PRSUs multiplied by the average closing price for the 20 trading days prior to August 1, 2010.

Mr. Howell’s participation in the Phantom Plan precludes him from receiving additional equity awards under the LTIP that is otherwise in effect for the Company’s other executive officers. The Company anticipates awarding Mr. Howell with additional grants under the Phantom Program on March 3, 2010 at a level of 2x base salary multiple. This multiple equals what would otherwise be his participation level in the LTIP. The value of all awards will be divided equally between PNQUs and PRSUs.

Benefits

Benefits — NEOs participate in the same retirement, life insurance, health and welfare plans as other salaried employees of the Company. To generally support more complicated financial planning and estate planning matters, NEOs are provided personal financial services up to $10,300 each year to assist with financial planning and tax counseling. Survey data indicates that participation in this form of benefit is consistent with market practice at the executive level and that $10,300 is a reasonable level of benefit for this type of service.

Pursuant to the terms of his negotiated employment agreement which allows for the continuation of previously awarded personal life and disability insurance, in 2008, Mr. Crane received additional benefits in the form of a $12,000 life insurance premium reimbursement and $10,120 disability insurance premium reimbursement. NRG paid Mr. Crane a tax gross-up of these amounts totaling $12,147.

Discretionary Payments

From time-to-time, the Committee will make off-cycle cash and/or equity awards to reward key personnel for reasons such as extraordinary achievement, the hiring of a new executive, promotion, or recognition. Such rewards are rarely made at the NEO level and all such discretionary payments are subject to review and approval by the Chief Executive Officer. In cases of discretionary payments for certain designated officers, both Chief Executive Officer and Committee approval is required.

Potential Severance and Change in Control Benefits

Mr. Crane, pursuant to his employment agreement, and the other NEOs, pursuant to the Company’s Executive and Key Management Change-in-Control and General Severance Plan, also referred to as the CIC Plan, are entitled to severance payments and benefits in the event of termination of employment under certain circumstances, including following a change-in-control. NRG chooses to pay severance and change-in-control benefits to assist with career transitions of executives of the Company as well as to create an environment that provides for adequate business transition and knowledge transfer during times of change.

Change-in-control agreements are considered market practice among publicly-held companies. Most often, agreements are utilized to encourage executives to remain with the Company during periods of extreme job uncertainty. In order to enable a smooth transition during the interim period, change-in-control agreements provide a defined level of security for the executive, and the Company, to follow through on the implementation of a particular acquisition, asset sale/purchase, and integration.

For a more detailed discussion, including the quantification of potential payments, please see the section entitled “Severance and Change-in-Control” following the executive compensation tables below.

Stock Ownership Guidelines

The Committee and the Board require the Chief Executive Officer to hold Company stock with a value equal to six times his base salary until termination from the Company. The Chief Operating Officer is encouraged to hold equity instruments with a value equal to three times his base salary until termination from the Company. Other NEOs are encouraged to hold equity instruments with a value equal to 2.5 times their base salary, or in the case of Mr. Freeland, 2.0 times his base salary, until termination from the Company. Only vested shares count towards the ownership multiple. As NRG has experienced a limited number of LTIP grant opportunities, many NEOs have not yet achieved expected stock ownership multiples. It is anticipated, however, that NEOs will achieve expected ownership multiple thresholds over the course of a series of upcoming LTIP grants. The current stock ownership for NEOs as of June 15, 2009 is shown below:

	Target Ownership	Actual Ownership
Named Executive Officer	Multiple	Multiple

David Crane	6.0	18.9
Robert C. Flexon	3.0	5.1
Kevin T. Howell	3.0	10.9
J. Andrew Murphy	2.5	0.1
Clint C. Freeland	2.0	0.5

Dilution concerns and other limitations

NRG and the Committee work to ensure that NRG’s equity awards balance both the interests of stockholders in controlling dilution and NRG’s business need to attract, motivate, and retain the level of executive talent needed to execute its business strategy. Observing established dilution rates help stockholders preserve anticipated share ownership percentages in NRG. The dilution interests are tracked by way of:

•	Dilution rate — NQSOs already awarded plus additional shares reserved for potential distribution — divided by shares outstanding; and

•	Run rate — amount of NQSOs and RSUs actually distributed in 2008.

The Committee remains focused on maintaining market prevailing dilution rates of less than 15%, as well as a three-year average run rate at or below 2%. NRG’s potential dilution rate at the end of 2008 was approximately 7.2%, with an actual dilution rate of 4.3% reflecting shares granted at year-end. The run rate was less than 1%.

Tax and Accounting Considerations

The Committee has considered the implications of Section 162(m) of the Code, which precludes the Company (as a public company) from taking a tax deduction for individual compensation in excess of $1 million for any of the NEOs, subject to certain exemptions. The Committee has also considered the exemptions to such limitation, which are also provided in Section 162(m) and specifically the exemption for compensation that is “performance based” within the meaning of Section 162(m). The Committee believes tax deductibility of compensation is an important consideration and, where possible and considered appropriate, intends to preserve the deductibility of compensation to NEOs under Section 162(m). However, the Committee also believes that it is important to retain flexibility in designing compensation programs, and as a result, has not adopted a policy that any particular amount of compensation must be deductible to NRG under Section 162(m). The Committee also takes into account tax consequences to NEOs in designing the various elements of the Company’s compensation program, such as designing the terms of awards to defer immediate income recognition in accordance with Section 409A of the Code. The Committee remains informed of the accounting implications of its compensation programs, however, and approves programs based on their total alignment with the Company’s strategy and long-term goals.

Executive Compensation Tables

Summary Compensation Table
Fiscal Year Ended December 31, 2008

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock		Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Option	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	Grants	($)(20)	($)	($)	($)

David Crane	2008	1,097,693	—	2,193,884	1,991,556	1,923,706	16,813	59,905	7,283,557
President, Chief Executive	2007	1,000,000	—	1,258,752	1,273,476	1,801,500	13,019	52,629	5,399,376
Officer and Director	2006	998,131	—	1,673,862	1,520,360	1,267,626	16,561	51,990	5,528,530
Robert C. Flexon	2008	648,154	—	834,874	746,274	908,226	—	37,748	3,175,276
Executive Vice President and	2007	548,269	—	438,359	379,091	736,668	—	32,500	2,134,887
Chief Operating Officer(1)	2006	474,423	—	431,604	407,057	451,888	—	65,168	1,830,140
Kevin T. Howell	2008	468,846	—	1,283,219 (3)	212,284 (4)	619,463		38,989	2,622,801
Executive Vice President and	2007	399,539	—	1,822,100	169,752	425,733	—	23,675	2,840,799
Chief Administrative	2006	379,653	—	2,350,625	84,132	323,180	—	20,300	3,157,890
Officer(2)
J. Andrew Murphy	2008	419,539	—	379,748	334,752	396,857	—	33,661	1,564,556
Executive Vice President and	2007	400,000	400,000 (6)	230,675	239,004	384,225	—	37,970	1,691,874
General Counsel(5)
Clint C. Freeland	2008	329,462	—	165,833	127,234	286,940	—	16,254	925,723
Senior Vice President and Chief Financial Officer(7)

(1)	As of February 18, 2009, Mr. Flexon is Executive Vice President and Chief Financial Officer.

(2)	As of February 18, 2009, Mr. Howell is Executive Vice President and Regional President, Texas.

(3)	Expense for PRSUs valued at $92,516 is included in Stock Awards.

(4)	Expense for PNQUs valued at $42,532 is included in Option Grants.

(5)	As of February 18, 2009, Mr. Murphy is Executive Vice President and Regional President, Northeast.

(6)	This amount represents a sign-on bonus.

(7)	As of February 18, 2009, Mr. Freeland is Senior Vice President, Strategy, Financial Structure.

The amounts provided in the Stock Awards column represent compensation expense recorded in the income statement for fiscal year 2008 as described in Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, or FAS123R, for the RSUs, PRSUs, and PUs listed in the table below. The assumptions made in these valuations are discussed in the Company’s 2008, 2007 and 2006 Forms 10-K in Item 15 — Consolidated Financial Statements.

	2008	2007	2006

David Crane	• $362,472 for January 2008 PUs	• $327,672 for January 2007 PUs	• $382,248 for January 2006 PUs
	• $272,616 for January 2008 RSUs	• $253,092 for January 2007 RSUs	• $271,716 for January 2006 RSUs
	• $501,512 for January 2007 PUs	• $406,272 for January 2006 PUs	• $1,019,898 for December 2003 RSUs
	• $253,092 for January 2007 RSUs	• $271,716 for January 2006 RSUs
• $532,476 for January 2006 PUs
• $271,716 for January 2006 RSUs

Robert C. Flexon	• $116,140 for March 2008 PUs	• $88,121 for January 2007 PUs	• $84,564 for January 2006 PUs
	• $93,670 for March 2008 RSUs	• $50,247 for January 2007 RSUs	• $59,136 for January 2006 RSUs
	• $99,660 for January 2008 PUs	• $89,876 for January 2006 PUs	• $59,736 for August 2005 PUs
	• $75,648 for January 2008 RSUs	• $59,136 for January 2006 RSUs	• $38,796 for August 2005 RSUs
	• $134,886 for January 2007 PUs	• $64,856 for August 2005 PUs	• $189,372 for March 2004 RSUs
	• $66,996 for January 2007 RSUs	• $38,796 for August 2005 RSUs
	• $117,784 for January 2006 PUs	• $47,327 for March 2004 RSUs
• $59,136 for January 2006 RSUs
• $48,323 for August 2005 PUs
• $22,631 for August 2005 RSUs

	2008	2007	2006

Kevin T. Howell	• $92,516 for March 2008 PRSUs	• $47,165 for January 2007 PUs	• $52,128 for January 2006 PUs
	• $72,186 for January 2007 PUs	• $35,364 for January 2007 RSUs	• $35,160 for January 2006 RSUs
	• $35,364 for January 2007 RSUs	• $55,408 for January 2006 PUs	• $2,263,337 for August 2005 RSUs
	• $72,601 for January 2006 PUs	• $35,160 for January 2006 RSUs
	• $35,160 for January 2006 RSUs	• $1,649,003 for August 2005 RSUs
• $975,392 for August 2005 RSUs

J. Andrew Murphy	• $48,852 for January 2008 PUs	• $49,651 for January 2007 PUs	Not applicable because Mr. Murphy
	• $37,116 for January 2008 RSUs	• $37,224 for January 2007 RSUs	was not an NEO in 2006.
	• $75,988 for January 2007 PUs	• $83,056 for December 2006 PUs
	• $37,224 for January 2007 RSUs	• $60,744 for December 2006 RSUs
• $119,824 for December 2006 PUs
• $60,744 for December 2006 RSUs

Clint C. Freeland	• $31,070 for March 2008 PUs	Not applicable because Mr. Freeland	Not applicable because Mr. Freeland
	• $24,280 for March 2008 RSUs	was not an NEO in 2007.	was not an NEO in 2006.
• $11,724 for January 2008 PUs
• $8,568 for January 2008 RSUs
• $18,685 for May 2007 PUs
• $11,376 for May 2007 RSUs
• $15,192 for January 2007 PUs
• $7,440 for January 2007 RSUs
• $29,952 for February 2006 RSUs
• $7,546 for August 2005 RSUs

The amounts provided in the Option Grants column represent compensation expense recorded in the income statement for fiscal year 2008 as described in FAS123R for the NQSOs listed in the table below. The assumptions made in these valuations are discussed in the Company’s 2008, 2007 and 2006 Forms 10-K in Item 15 — Consolidated Financial Statements.

	2008	2007	2006

David Crane	• $718,080 for January 2008 NQSOs	• $602,052 for January 2007 NQSOs	• $671,424 for January 2006 NQSOs
	• $602,052 for January 2007 NQSOs	• $671,424 for January 2006 NQSOs	• $848,936 for December 2003 NQSOs
• $671,424 for January 2006 NQSOs

Robert C. Flexon	• $233,000 for March 2008 NQSOs	• $160,872 for January 2007 NQSOs	• $138,648 for January 2006 NQSOs
	• $197,472 for January 2008 NQSOs	• $138,648 for January 2006 NQSOs	• $118,608 for August 2005 NQSOs
	• $160,872 for January 2007 NQSOs	• $52,332 for August 2005 NQSOs	• $149,801 for March 2004 NQSOs
	• $138,648 for January 2006 NQSOs	• $27,239 for March 2004 NQSOs
• $16,282 for August 2005 NQSOs

Kevin T. Howell	• $42,532 for March 2008 PNQUs	• $85,620 for January 2007 NQSOs	• $84,132 for January 2006 NQSOs
	• $85,620 for January 2007 NQSOs	• $84,132 for January 2006 NQSOs
• $84,132 for January 2006 NQSOs

J. Andrew Murphy	• $95,748 for January 2008 NQSOs	• $90,528 for January 2007 NQSOs	Not applicable because Mr. Murphy
	• $90,528 for January 2007 NQSOs	• $148,476 for December 2006 NQSOs	was not an NEO in 2006.
• $148,476 for December 2006 NQSOs

Clint C. Freeland	• $61,690 for March 2008 NQSOs	Not applicable because Mr. Freeland	Not applicable because Mr. Freeland
	• $23,940 for January 2008 NQSOs	was not an NEO in 2007.	was not an NEO in 2006.
• $22,512 for May 2007 NQSOs
• $19,092 for January 2007 NQSOs

The amounts provided in the Non-Equity Incentive Plan Compensation column represent values earned under NRG’s 2008, 2007 and 2006 AIP payable in March 2009, March 2008 and March 2007, respectively. NEOs were provided the opportunity to earn a cash incentive payment based on the attainment of certain pre-established Company and individual goals for fiscal years 2008, 2007 and 2006. The performance criteria and weight given to each NEO are described in detail in the CD&A above. The dollar amounts in the Table represent payouts for actual 2008, 2007 and 2006 Company performance.

Only one NEO, David Crane, participates in the NRG Pension Plan, which was closed to new employees hired on, or after, December 5, 2003. The values shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the 2008, 2007 and 2006 year-on-year increases in the value of the defined benefit pension plan.

The amounts provided in the All Other Compensation column represent the additional benefits payable by NRG and include insurance benefits, the employer match under the 401(k) plan, relocation expenses, financial counseling services up to $10,300, and the amount payable under NRG’s all-employee discretionary match to the 401(k) plan. The following table identifies the additional compensation for each NEO.

								Total
		Life		Financial	401(k) Employer	401(k)		Taxable
		Insurance	Disability	Advisor	Matching	Discretionary	Relocation	Grossed Up
Name	Year	Reimbursement ($)	Insurance ($)	Services ($)	Contribution ($)	Contribution ($)	Expenses($)	Expenses ($)(1)	Total ($)

David Crane	2008	12,000	10,120	10,610	9,200	—	—	17,975	59,905
	2007	12,000	10,120	10,300	8,874	—	—	11,334	52,628
	2006	12,000	10,120	8,335	4,540	—	—	16,995	51,990
Robert C. Flexon	2008	—	—	10,610	9,200	13,500	—	4,438	37,748
	2007	—	—	10,300	9,000	13,200	—	—	32,500
	2006	—	—	8,335	8,800	12,600	—	35,433	65,168
Kevin T. Howell	2008			1,085	8,050	13,500	11,942	4,412	38,989
	2007	—	—	2,600	7,875	13,200	—	—	23,675
	2006	—	—	—	7,700	12,600	—	—	20,300
J. Andrew Murphy	2008	—	—	7,075	9,200	13,500	—	3,886	33,661
	2007	—	—	7,725	9,000	461	—	20,783	37,969
Clint C. Freeland	2008	—	—	—	2,754	13,500	—	—	16,254

(1)	Total Taxable Grossed Up Expenses consists of gross ups on life insurance premium reimbursements and disability insurance premium reimbursements for David Crane, pursuant to his employment contract, and gross ups for financial services for all executive officers of the Company paid in 2008. In connection with a review of its executive compensation practices, the Company has determined that it will no longer pay tax gross ups with respect to financial services for its executive officers.

Employment Agreements

Mr. Crane serves as the President and Chief Executive Officer of the Company pursuant to the terms of an employment agreement with the Company that was amended and restated in order to ensure compliance with Section 409A of the Code, effective December 4, 2008. The initial term of the amended and restated employment agreement will end on December 31, 2009. The agreement will be renewed automatically for successive one-year terms on the same terms and conditions unless either party provides the other with notice to the contrary at least 90 days prior to the end of the initial term or any subsequent one-year term.

Effective December 4, 2008 through December 31, 2009, the amended and restated employment agreement provides for an annual base salary of $1,100,000. For each one-year period thereafter, Mr. Crane’s base salary will be reviewed and may be increased by the Board. Beginning with the 2008 fiscal year, Mr. Crane is entitled to an annual bonus with a target amount of up to 100 percent of his base salary, based upon the achievement of criteria determined at the beginning of the fiscal year by the Board, with input from Mr. Crane, for that fiscal year. In addition, beginning with the 2008 fiscal year, Mr. Crane is also entitled to a maximum annual bonus up to an additional 100 percent of his base salary, based upon the achievement of Adjusted Free Cash Flow and Adjusted EBITDA criteria for that fiscal year.

In addition to salary and bonuses, the employment agreement provides that Mr. Crane is eligible to participate in the Company’s LTIP in accordance with its terms. Mr. Crane is also entitled to health, welfare and retirement benefits, term life insurance of $7.75 million, five weeks paid vacation, and coverage under the Company’s director and officer liability insurance coverage, in addition to reimbursement of reasonable business expenses and reimbursement of reasonable expenses for financial planning. Mr. Crane’s employment agreement also entitles him to certain severance payments and benefits in the event his employment terminates under certain circumstances. These severance payments and benefits are described and quantified under the section “Severance and Change-in-Control” below.

The Company has not entered into employment agreements with NEOs other than Mr. Crane.

Grants of Plan-Based Awards
Fiscal Year Ended December 31, 2008

								All Other	All Other
								Stock	Option
						Estimated Future		Awards:	Awards:	Exercise	Grant
			Estimated Possible Payouts			Payouts Under		Number	Number of	or Base	Date Fair
			Under Non-Equity Incentive			Equity Incentive		of Shares	Securities	Price of	Value of
			Plan Awards(1)			Plan Awards(2)		of Stock	Underlying	Option	Stock and
	Grant	Approval	Threshold	Target	Maximum	Target	Maximum	or Units	Options	Awards	Option
Name	Date	Date	($)	($)	($)	(#)	(#)	(#)(3)	(#)(4)	($/Sh)	Awards(5)

David Crane	—	—	548,846	1,097,693	2,195,385	—	—	—	—	—	—
	1/2/2008	12/8/2007	—	—	—	—	—	—	192,000	42.82	2,153,414
	1/2/2008	12/8/2007	—	—	—	—	—	19,100	—	—	817,862
	1/2/2008	12/8/2007	—	—	—	37,100	74,200	—	—	—	1,087,401
Robert C. Flexon	—	—	324,077	648,154	972,231	—	—	—	—	—	—
	1/2/2008	12/21/2007	—	—	—	—	—	—	52,800	42.82	592,189
	1/2/2008	12/21/2007	—	—	—	—	—	5,300	—	—	226,946
	1/2/2008	12/21/2007	—	—	—	10,200	20,400	—	—	—	298,962
	3/3/2008	12/21/2007	—	—	—	—	—	—	81,200	41.63	838,926
	3/3/2008	12/21/2007	—	—	—	—	—	8,100	—	—	337,203
	3/3/2008	12/21/2007	—	—	—	15,700	31,400	—	—	—	418,091
Kevin T. Howell	—	—	234,423	468,846	703,269	—	—	—	—	—	—
	3/3/2008	12/21/2007	—	—	—	—	—		39,400	41.63	407,002
	3/3/2008	12/21/2007	—	—	—	—	—	11,500	—	—	478,745
J. Andrew Murphy	—	—	157,327	314,654	471,981	—	—	—	—	—	—
	1/2/2008	12/21/2007	—	—	—	—	—	—	25,600	42.82	287,122
	1/2/2008	12/21/2007	—	—	—	—	—	2,600	—	—	111,332
	1/2/2008	12/21/2007	—	—	—	5,000	10,000	—	—	—	146,550
Clint C. Freeland	—	—	123,548	247,096	370,644	—	—	—	—	—	—
	1/2/2008	12/21/2007	—	—	—	—	—	—	6,400	42.82	71,780
	1/2/2008	12/21/2007	—	—	—	—	—	600	—	—	25,692
	1/2/2008	12/21/2007	—	—	—	1,200	2,400	—	—	—	35,172
	3/3/2008	12/21/2007	—	—	—	—	—	—	21,500	41.63	222,129
	3/3/2008	12/21/2007	—	—	—	—	—	2,100	—	—	87,423
	3/3/2008	12/21/2007	—	—	—	4,200	8,400	—	—	—	111,846

(1)	Represents estimated payouts under the AIP as discussed in the CD&A above.

(2)	Represents PUs issued under the LTIP as discussed in the CD&A above.

(3)	Represents RSUs issued under the LTIP, or in the case of Mr. Howell only, PRSUs issued under the Phantom Plan, each as discussed in the CD&A above.

(4)	Represents NQSOs issued under the LTIP, or in the case of Mr. Howell only, PNQUs issued under the Phantom Plan, each as discussed in the CD&A above.

(5)	The assumptions made in these valuations are discussed in the Company’s 2008 Form 10-K in Item 15 — Consolidated Financial Statements.

2008 Annual Incentive Plan

NEOs were provided the opportunity to earn an AIP payment based on the attainment of certain pre-established Company and individual goals for fiscal year 2008. The performance criteria and weight given to each are described in detail in the CD&A above. The dollar amount of the possible payouts for achieving the threshold, target or maximum levels of performance during 2008 are shown in the above table.

2008 Long-Term Equity Incentives

For 2008, the NEOs were provided long-term incentives through grants of the following types of equity awards as indicated in the above table: (i) NQSOs; (ii) RSUs; and (iii) PUs. Consistent with our policy, these awards were granted to NEOs as of the first business day of the fiscal year, i.e. January 2, 2008.

Each NQSO represents the right to purchase one share of Common Stock at a price equal to the fair market value of the stock determined as of the date of grant. NQSOs granted in 2008 have a term of six years and vest in equal annual installments over a three year vesting schedule. Upon termination of service by reason of death, the NQSO shall vest in full and shall be exercisable by the executor or administrator of participant’s estate (or any person to whom the NQSO is transferred by will or the laws of descent and distribution) until the earlier of the expiration date or 12 months after the date of such termination of service, and thereafter the NQSO shall terminate and cease to be exercisable. Upon termination of service by reason of disability, the participant shall have the right until the earlier of the expiration date or 12 months after the date of such termination of service to exercise only that portion of the NQSO that was exercisable as of the date of such termination of service, and thereafter the option shall terminate and cease to be exercisable.

Each RSU represents the right to receive one share of Common Stock as of the vesting date for the award. RSUs granted in 2008 will become 100% vested as of the third anniversary of the date of grant provided the NEO is still employed with the company as of that date. Upon termination of service by reason of death, the RSU shall vest in full and the Common Stock underlying the RSU shall be issued and delivered to the participant’s legal representatives, heirs, legatees, or distributees.

Each PU represents the right to receive a certain number of shares of Common Stock after the completion of three years of service from the date of grant, provided the price per share of Common Stock as of the date of vesting equals or exceeds the target price set under the award. The number of shares of Common Stock to be paid as of the vesting date is equal to: (i) one share if the target price is met; (ii) a pro rata amount between one and two shares if the target price is exceeded but the maximum price set under the award is not met; and (iii) two shares if the maximum price is met or exceeded. For PUs granted on January 2, 2008 the target price is $60.16 and the maximum price is $70.35. Upon termination of service by reason of death, the PU shall vest in full and the Common Stock underlying the PU shall be issued and delivered to the participant’s legal representatives, heirs, legatees, or distributees.

Outstanding Equity Awards at Fiscal Year-End
Fiscal Year Ended December 31, 2008

	Option Awards					Stock Awards
								Market
	Number of	Number of				Number of		Value of
	Securities	Securities				Shares or		Shares or		Equity Incentive Plan Awards
	Underlying	Underlying				Units of		Units of		Number of		Market Value of
	Unexercised	Unexercised		Option	Option	Stock that		Stock that		Unearned Shares that		Unearned Shares
	Options (#)	Options (#)		Exercise	Expiration	Have Not		Have Not		Have Not		that Have Not
Name	Exercisable	Unexercisable		Price ($)	Date	Vested (#)		Vested ($)		Vested (#)		Vested ($)

David Crane	1,065,502	—		12.02	12/5/2013	80,300	(1)	1,873,399		155,900	(2)	0	(3)
	190,476	95,238	(4)	23.98	1/3/2012	—		—		—		—
	73,600	147,200	(5)	27.92	1/3/2013	—		—		—		—
	—	192,000	(6)	42.82	1/2/2014	—		—		—		—
Robert C. Flexon	90,000	—		10.93	3/29/2014	28,000	(7)	653,240		54,700	(8)	0	(3)
	38,000	—		19.40	8/1/2011	—		—		—		—
	39,333	19,667	(9)	23.98	1/3/2012	—		—		—		—
	19,666	39,334	(10)	27.92	1/3/2013	—		—		—		—
	—	52,800	(11)	42.82	1/2/2014	—		—		—		—
	—	81,200	(12)	41.63	3/3/2014	—		—		—		—
Kevin T. Howell	23,866	11,934	(13)	23.98	1/3/2012	88,200	(14)	2,057,706
	10,466	20,934	(16)	27.92	1/3/2013	—		—		16,600	(15)	0	(3)
	—	39,400	(17)	41.63	8/1/2010	11,500	(18)	254,955	(19)	—		—
J. Andrew Murphy	34,133	17,067	(20)	28.93	12/18/2012	12,900	(21)	300,957		25,200	(22)	0	(3)
	11,066	22,134	(23)	27.92	1/3/2013	—		—		—		—
	—	25,600	(24)	42.82	1/2/2014	—		—		—		—
Clint C. Freeland	2,333	4,667	(25)	27.92	1/3/2013	8,120	(26)	189,440		8,600	(27)	0	(3)
	2,166	4,334	(28)	41.61	5/16/2013	—		—		—		—
	—	6,400	(29)	42.82	1/2/2014	—		—		—		—
	—	21,500	(30)	41.63	3/3/2014	—		—		—		—

(1)	This amount represents 34,000 RSUs that will vest on January 3, 2009; 27,200 RSUs that will vest on January 3, 2010; and 19,100 RSUs that will vest on January 2, 2011.

(2)	This amount represents 66,000 PUs that will vest on January 3, 2009; 52,800 PUs that will vest on January 3, 2010; and 37,100 PUs that will vest on January 2, 2011.

(3)	Market value of unearned PUs on December 31, 2008 does not meet the target price set under each grant award.

(4)	This amount represents 95,238 NQSOs that will vest on January 3, 2009.

(5)	This amount represents 73,600 NQSOs that will vest on January 3, 2009 and 73,600 NQSOs that will vest on January 3, 2010.

(6)	This amount represents 64,000 NQSOs that will vest on January 2, 2009; 64,000 NQSOs that will vest on January 2, 2010; and 64,000 NQSOs that will vest on January 2, 2011.

(7)	This amount represents 7,400 RSUs that will vest on January 3, 2009; 7,200 RSUs that will vest on January 3, 2010; 5,300 RSUs that will vest on 1/2/2011, and 8,100 RSUs that will vest on March 3, 2011.

(8)	This amount represents 14,600 PUs that will vest on January 3, 2009; 14,200 PUs that will vest on January 3, 2010; 10,200 PUs that vest on January 2, 2011; and 15,700 PUs that will vest on March 3, 2011.

(9)	This amount represents 19,667 NQSOs that will vest on January 3, 2009.

(10)	This amount represents 19,667 NQSOs that will vest on January 3, 2009 and 19,667 NQSOs that will vest on January 3, 2010.

(11)	This amount represents 17,600 NQSOs that will vest on January 2, 2009; 17,600 NQSOs that will vest on January 2, 2010; and 17,600 NQSOs that will vest on January 2, 2011.

(12)	This amount represents 27,066 NQSOs that will vest on March 3, 2009; 27,067 NQSOs that will vest on March 3, 2010; and 27,067 NQSOs that will vest March 3, 2011.

(13)	This amount represents 11,934 NQSOs that will vest on January 3, 2009.

(14)	This amount represents 40,000 RSUs that will vest on August 1, 2009; 40,000 RSUs that will vest on August 1, 2010; 4,400 RSUs that will vest on January 3, 2009; and 3,800 RSUs that will vest on January 3, 2010.

(15)	This amount represents 9,000 PUs that will vest on January 3, 2009 and 7,600 PUs that will vest on January 3, 2010.

(16)	This amount represents 10,467 RSUs that will vest on January 3, 2009 and 10,467 RSUs that will vest on January 3, 2010.

(17)	This amount represents 39,400 PNQUs that will vest on August 1, 2010.

(18)	This amount represents 11,500 PRSUs that will vest on August 1, 2010.

(19)	Market value of PRSUs calculated by multiplying the number of PRSUs by the average closing price for the 20 trading days prior to December 31, 2008.

(20)	This amount represents 17,067 NQSOs that will vest on December 18, 2009.

(21)	This amount represents 6,300 RSUs that will vest on December 18, 2009; 4,000 RSUs that will vest on January 3, 2010; and 2,600 RSUs that will vest on January 2, 2011.

(22)	This amount represents 12,200 PUs that will vest on December 18, 2009; 8,000 PUs that will vest on January 3, 2010 and 5,000 PUs that will vest on January 2, 2011.

(23)	This amount represents 11,067 NQSOs that will vest on January 3, 2009 and 11,067 NQSOs that will vest on January 3, 2010.

(24)	This amount represents 8,533 NQSOs that will vest on January 2, 2009; 8,533 NQSOs that will vest on January 2, 2010 and 8,534 NQSOs that will vest on January 2, 2011.

(25)	This amount represents 2,333 NQSOs that will vest on January 3, 2009 and 2,334 NQSOs that will vest on January 3, 2010.

(26)	This amount represents 3,800 RSUs that will vest on February 3, 2009; 800 RSUs that will vest on January 3, 2010; 820 RSUs that will vest on May 16, 2010; 600 RSUs that will vest on January 2, 2011 and 2,100 RSUs that will vest on March 3, 2011.

(27)	This amount represents 1,600 PUs that will vest on January 3, 2010; 1,600 PUs that will vest on May 16, 2010; 1,200 PUs that will vest on January 2, 2011 and 4,200 PUs that will vest on March 3, 2011.

(28)	This amount represents 2,167 NQSOs that will vest on May 16, 2009 and 2,167 NQSOs that will vest on May 16, 2010.

(29)	This amount represents 2,133 NQSOs that will vest on January 2, 2009; 2,133 NQSOs that will vest on January 2, 2010 and 2,134 NQSOs that will vest on January 2, 2011.

(30)	This amount represents 7,166 NQSOs that will vest on March 3, 2009; 7,167 NQSOs that will vest on March 3, 2010 and 7,167 NQSOs that will vest on March 3, 2011.

The pay out value of unearned shares, or Units (i.e. PUs), is based on the market price for NRG Common Stock as of December 31, 2008. If a value is shown in this column, the PU grant is considered “in the money,” meaning the price of NRG’s Common Stock exceeds the target price of the PU grant. Where values do not appear in this column, then that particular PU grant has not exceeded the target price and no value is represented.

Option Exercises and Stock Vested
Fiscal Year Ended December 31, 2008

	Option Awards				Stock Awards
	Number of Shares				Number of Shares
	Acquired		Value Realized		Acquired		Value Realized
Name	on Exercise (#)		on Exercise ($)		on Vesting (#)		on Vesting ($)

David Crane	200,000	(1)	6,597,000	(2)	—		—
Robert C. Flexon	100,000	(3)	3,407,500	(4)	6,000	(5)	217,560	(6)
					24,000	(7)	870,240	(8)
Kevin T. Howell	—		—		126,000	(9)	4,568,760	(6)
					40,000	(10)	1,450,400	(6)
J. Andrew Murphy	—		—		—		—
Clint C. Freeland	—		—		2,000	(11)	72,520	(6)

(1)	Represents NQSOs granted on December 5, 2003 with 100% vesting on December 5, 2006 and exercised on April 22, 2008.

(2)	Based on December 5, 2003 grant price of $12.015 and April 22, 2008 share price of $45.00.

(3)	Represents NQSOs granted on March 29, 2004 with 100% vesting on March 29, 2007 and exercised on April 22, 2008.

(4)	Based on March 29, 2004 grant price of $10.925 and April 22, 2008 share price of $45.00.

(5)	Represents RSUs granted on August 1, 2005 with 100% vesting on August 1, 2008.

(6)	Based on a share price of $36.26 on August 1, 2008.

(7)	Represents PUs granted on August 1, 2005 with 100% vesting on August 1, 2008.

(8)	Based on NRG’s TSR vesting schedule on August 1, 2008; share price $36.26 met maximum level payout.

(9)	Represents RSUs granted on August 1, 2005 with 100% vesting on August 1, 2008.

(10)	Represents RSUs granted on August 1, 2005 with 20% per year vesting schedule; 3rd installment vested August 1, 2008.

(11)	Represents RSUs granted on August 1, 2005 with 100% vesting on August 1, 2008.

Pension Benefits
Fiscal Year Ended December 31, 2008

		Number of Years	Present Value of
Name	Plan Name	Credited Service (#)	Accumulated Benefit ($)

David Crane	Pension Plan for Non-Bargaining Employees	5.08	86,065
Robert C. Flexon	—	—	—
Kevin T. Howell	—	—	—
J. Andrew Murphy	—	—	—
Clint C. Freeland	—	—	—

The NRG Pension Plan for Non-Bargaining Employees provides qualified retirement income benefits to most NRG employees who were hired prior to December 5, 2003. The plan was closed to new employees not covered by a bargaining agreement on that date as required by the creditors during the financial restructuring of the Company. Mr. Crane is the only NEO eligible to receive benefits under this plan. He is covered under the pension equity formula under the plan which provides a lump sum benefit equal to 10% of the participant’s four-year final average pay times years of credited service. Annual pension earnings include base pay and incentives but are capped by the Internal Revenue Service, or IRS, qualified plan pay limit each year. For example, the 2008 pay limit was $225,000. Pension benefits become 100% vested after five years of service and a participant may retire as early as age 55. At termination or retirement, the participant may receive his pension equity lump sum balance as a one-time lump sum payment or as an actuarial equivalent monthly annuity. Actuarial equivalent annuities are determined using the 30-year Treasury rate and an IRS mortality table. None of the NEOs are covered by any non-qualified pension program.

Non-Qualified Deferred Compensation
Fiscal Year Ended December 31, 2008

	Aggregate Earnings in	Aggregate Balance at
Name	Last FY ($)	Last FYE ($)

David Crane	(763,221)	889,853
Robert C. Flexon	(227,313)	265,029
Kevin T. Howell	—	—
J. Andrew Murphy	—	—
Clint C. Freeland	—	—

Non-qualified deferred compensation reported in the above table was awarded in 2005 in the form of DSUs. No additional deferred compensation awards have been made since 2005. The DSUs reflected above are fully vested and, in general, will be paid in the form of stock six months following the NEO’s termination of employment. While no further non-qualified deferred compensation awards are anticipated, the Committee may choose to revisit this approach in the future.

Severance and Change in Control

Mr. Crane, pursuant to his employment agreement, and the other NEOs, pursuant to the Company’s Executive and Key Management Change-in-Control and General Severance Plan, or CIC Plan, are entitled to certain severance payments and benefits in the event of termination of employment under certain circumstances.

In the event Mr. Crane’s employment with the Company is terminated by the Company “without cause,” by Mr. Crane for “good reason” (including a reduction on his base salary) or if the Company notifies Mr. Crane it has elected not to renew his employment agreement after the initial term or any subsequent one-year term, Mr. Crane will be entitled to two times his base salary (without regard for any reduction on base salary); 50 percent of the bonus he would have received upon actual satisfaction of the underlying performance conditions, prorated for the number of days he was employed with the Company in the year of termination; immediate vesting of all restricted stock and stock options; reimbursement for COBRA benefits continuation cost for 18 months; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay, and retirement benefits.

In the event Mr. Crane’s employment with the Company is terminated by the Company “without cause” or by Mr. Crane for “good reason” (including a reduction on his base salary) or if the Company notifies Mr. Crane it has elected not to renew his employment agreement after the initial term or any subsequent one-year term, within 24 months following a change-in-control, in lieu of the above severance benefits, Mr. Crane will be entitled to 2.99 times the sum of his base salary (without regard for any reduction in base salary) plus his annual target bonus for the year of termination. Mr. Crane will also be entitled to a payment equal to the bonus he would have received upon actual satisfaction of the underlying performance conditions, prorated for the number of days he was employed with the Company in the year of termination; immediate vesting of all restricted stock and stock options; reimbursement for COBRA benefits continuation cost for 18 months; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay, and retirement benefits.

In the event Mr. Crane’s employment with the Company is terminated due to his death or disability, Mr. Crane (or his estate) will be entitled to 50 percent of the target annual bonus, prorated for the number of days he was employed with the Company in the year of termination; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay and retirement benefits.

In the event that the payments under Mr. Crane’s employment agreement subject him to an excise tax under Section 4999 of the Code, he will be entitled to a “gross-up payment” so that the net amount received by Mr. Crane after imposition of the excise tax equals the amount he would have received under the employment agreement absent the imposition of the excise tax. In addition, under the employment agreement, the Company has agreed to indemnify Mr. Crane against any claims arising as a result of his position with the Company to the maximum extent permitted by law.

Under each of the Crane employment agreement and the CIC Plan, the applicable executive agrees not to divulge confidential information or, during and for a period of one year after the termination of the employment agreement, compete with, or solicit the customers or employees of the Company.

Under the CIC Plan, the NEOs other than Mr. Crane are entitled to a general severance benefit equal to 1.5 times base salary in the event of involuntary termination without cause payable in a lump sum amount and reimbursement for COBRA benefits continuation cost for a period of 18 months.

The CIC Plan also provides a change-in-control benefit in the event that within twenty-four months following a change-in-control, NEO employment is either involuntarily terminated by the Company without cause or voluntarily terminated by the executive for good reason. This change-in-control benefit is equal to the executive’s base salary plus annual target incentive times 2.99 payable in a lump sum amount, an amount equal to the NEO’s target bonus for the year of termination, prorated for the number of days during the performance period the NEO was employed by the Company and reimbursement for COBRA benefits continuation cost for a period of 18 months.

In the event of a change-in-control, all equity granted to the NEOs will become fully vested, consistent with market-competitive practices.

In general, under Mr. Crane’s employment agreement and the CIC Plan, a “change-in-control” occurs in the event (1) any person or entity becoming the direct or indirect beneficial owner of 50% or more of the Company’s voting stock, (2) directors serving on the Board as of a specified date cease to constitute at least a majority of the Board unless such directors are approved by a vote of at least two-thirds (2/3) of the incumbent directors, provided that a person whose assumption of office is in connection with an actual or threatened election contest or actual or threatened solicitation of proxies including by reason of agreement intended to avoid or settle such contest shall not be considered to be an incumbent director, (3) any reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or other transaction is consummated and the previous stockholders of the Company fail to own at least 50% of the combined voting power of the resulting entity or (4) the stockholders approve a plan or proposal to liquidate or dissolve the Company. An involuntary termination without “cause” means the NEO’s termination by the Company for any reason other than the NEO’s conviction of, or agreement to a plea of nolo contendere to, a felony or other crime involving moral turpitude, willful failure to perform his duties or willful gross neglect or willful gross misconduct. A voluntary termination for “good reason” means the resignation of the NEO in the event of a material reduction in his compensation or benefits, a material diminution in his title, authority, duties or responsibilities or the failure of a successor to the Company to assume the CIC Plan or in the case of Mr. Crane, his employment agreement. In the case of Mr. Crane only, “good reason” also includes any failure by the Company to comply with his employment agreement, his removal from the Board, the failure to elect him to the Board during any regular election as well as a change in reporting structure of the Company requiring Mr. Crane to report to anyone other than the Board. The amount of compensation payable to each NEO in each circumstance is shown in the table below, assuming that termination of employment occurred as of December 31, 2008, and including payments that would have been earned as of such date. The amounts shown below do not include benefits payable under the NRG Pension Plan, the NRG 401(k) plan or DSUs.

			Involuntary Not for
	Involuntary	Voluntary	Cause or Voluntary
	Termination Not	Termination for	for Good Reason following
Named Executive Officer	for Cause ($)	Good Reason ($)	a Change-in-Control ($)	Death ($)	Disability ($)

David Crane	8,693,999	8,693,999	14,033,852	6,060,546	6,060,546
Robert C. Flexon	1,011,600	1,011,600	8,595,631	2,837,617	2,837,617
Kevin T. Howell	741,600	741,600	5,823,485	3,064,447	3,064,447
J. Andrew Murphy	651,600	651,600	4,775,025	1,285,730	1,285,730
Clint C. Freeland	546,600	546,600	2,655,143	677,018	677,018

Director Compensation
Fiscal Year Ended December 31, 2008

	Fees Earned or
Name	Paid in Cash ($)	Stock Awards ($)*		Total ($)

Kirbyjon H. Caldwell(1)	—	—		—
John F. Chlebowski	90,000	90,001	(2)	180,001
Lawrence S. Coben	100,000	100,024	(3)	200,024
Howard E. Cosgrove	162,500	162,534	(4)	325,034
Stephen L. Cropper	90,000	90,001	(5)	180,001
William E. Hantke	107,500	107,510	(6)	215,010
Paul W. Hobby	100,000	100,024		200,024
Gerald Luterman(7)	—	—		—
Kathleen A. McGinty	56,250	90,008		146,258
Anne C. Schaumburg	100,000	100,024	(8)	200,024
Herbert H. Tate	100,000	100,024	(9)	200,024
Thomas H. Weidemeyer	100,000	100,024	(10)	200,024
Walter R. Young	90,000	90,001		180,001

*	Reflects the grant date fair value of DSUs awarded in 2008 determined in accordance with FAS 123R, the full amount of which is recorded as a compensation expense in the income statement for fiscal year 2008.

(1)	Mr. Caldwell joined the Board in March 2009. He did not earn any fees or stock awards for the fiscal year ended December 31, 2008.

(2)	Mr. Chlebowski also is vested in 27,934 DSUs payable upon his termination of service as a Board member.

(3)	Mr. Coben also is vested in 30,528 DSUs payable upon his termination of service as a Board member.

(4)	Mr. Cosgrove also is vested in 54,934 DSUs, 40,040 of which are payable upon his termination of service as a Board member; 11,686 of which are payable in the year following his termination of service as a Board member and 3,208 of which are payable in the second year following his termination of service as a Board member.

(5)	Mr. Cropper also is vested in 20,216 DSUs payable upon his termination of service as a Board member.

(6)	Mr. Hantke also is vested in 4,785 DSUs payable in accordance with the following schedule: (i) 1,014 on March 1, 2009; (ii) 746 on June 1, 2009; (iii) 422 on June 1, 2009; (iv) 1,012 on March 1, 2010; (v) 746 on June 1, 2010; (vi) 422 on June 1, 2010; and (vii) 423 on June 1, 2011.

(7)	Mr. Luterman joined the Board in April 2009. He did not earn any fees or stock awards for the fiscal year ended December 31, 2008.

(8)	Ms. Schaumburg is also vested in 12,307 DSUs payable upon her termination of service as a Board member.

(9)	Mr. Tate also is vested in 5,133 DSUs, 3,182 of which are payable upon his termination of service as a Board member and 1,951 DSUs that will be payable in accordance with the following schedule: (i) 1,050 on January 1, 2009; and (ii) 901 on March 1, 2009.

(10)	Mr. Weidemeyer also is vested in 20,043 DSUs payable upon his termination of service as a Board member.

Non-employee directors other than the Chairman, receive total annual compensation of $180,000 for their service as a Board member. Mr. Cosgrove, as Chairman, receives $325,000 in total annual compensation. Additional annual compensation is provided to the Chairs of Board Committees. As Chair of the Audit Committee, Mr. Hantke receives an additional $35,000 per year. The Chairs of Board Committees other than ad hoc committees and the Audit Committee, i.e., Mr. Weidemeyer (Compensation Committee), Mr. Coben (Governance and Nominating Committee), Mr. Hobby (Commercial Operations and Oversight Committee), Mr. Tate (Nuclear Oversight Subcommittee) and Ms. Schaumburg (Finance Committee), receive an additional $20,000 per year. Mr. Crane, as an employee director, does not receive additional separate compensation for his Board service.

Unless otherwise elected by the director, directors receive 50 percent of their total annual compensation in the form of cash and the remaining 50 percent in the form of vested DSUs. Each DSU is equivalent in value to one share of NRG’s Common Stock and represents the right to receive one such share of Common Stock payable at the earlier of a change in control or the time elected by the director, or in the event the director does not make an election with respect to payment, when the director ceases to be a member of the Board. Similar to the competitive assessment performed by Mercer Consulting on behalf of the NEO population, Mercer Consulting performed a review of Director compensation. Results of the review were shared with the Committee who made a recommendation to the full Board for final approval. Competitive pay levels are necessary in order for NRG to secure the desired Board-level talent necessary to provide short- and long-term strategic direction to the Company.

Directors are required to retain all stock received as compensation for the duration of their service on the Board, although they may sell shares as necessary to cover tax liability associated with the conversion of DSUs to Common Stock. Exceptions to these requirements may be made by the Board under special circumstances.